December 3, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:	ONEOK, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-13643

ONEOK, Partners, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-12202

Dear Ms. Thompson:

This letter is to respond to the Securities and Exchange Commission Staff’s letter of comment dated November 3, 2015, concerning the referenced filing of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).

Form 10-K for the year ended December 31, 2014

Consolidated Statements of Income, page 78

1.	We note your response to comment 1 and have the following comments:

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With regards to your Natural Gas Gathering and Processing segment, we understand that in a percent of proceeds with fee contract you not only charge a fee for gathering, compressing, treating and processing an unprocessed natural gas stream, but also sell the outputs of such processing including residue gas, condensate and natural gas liquids. You report the value of these product sales as commodity sales revenue and the fees you receive as service revenue. For these arrangements, we note that you take title to the entire hydrocarbon stream at the point of receipt into your system, which is typically at the wellhead. We also note that you report the revenue from selling these commodities and the associated cost of sales on a gross basis. Given these factors, we believe that all of the revenue associated with these arrangements represents sales of tangible products for accounting purposes, and not services, since the services are rendered on products

ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
www.oneok.com

Ms. Jennifer Thompson
December 3, 2015

that you own. Please revise your statements of operations to separately present the revenue and related costs of goods sold for these arrangements accordingly.
Response: We respectfully propose to enhance our revenue recognition disclosures in our accounting policies note (as further described below), beginning in our Annual report on Form 10-K for the fiscal year ended December 31, 2015, in order to more clearly describe our revenue streams related to our various contract types. We continue to believe that reflecting the fees we receive in a Percent of Proceeds (POP) with fee contract as revenues from services is representationally faithful to Rule 5-03 and the commercial economics of a percent of proceeds with fee contract, as explained below:

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Although we noted in our response letter dated October 21, 2015, that we generally take title to the entire natural gas stream at the point of receipt into our system, contractually, we take physical control of the entire unprocessed natural gas stream at the wellhead, while legal title to the individual components of the stream passes at different points, depending on the particular contract. For example, under certain POP with fee contracts, title to all hydrocarbons pass at the wellhead while under other contracts title to the natural gas component passes at the wellhead, the condensate component passes at the point removed upstream of the processing facility and the NGL component passes at the tailgate of the processing plant or under some other combination thereof. Taking physical control at the wellhead provides us the operational flexibility to most efficiently direct the unprocessed natural gas among our processing plants or offload the unprocessed natural gas to a third-party processing facility, depending on operating and economic conditions. We take legal title at the various points to minimize our credit risk, while our producer customer retains an economic interest in the commodities, which they realize when the processed commodities are sold to a third party. Our producer customer compensates us with an upfront service fee and a portion of the processed commodity sales proceeds, which serves to incentivize us to maximize the value of their retained economic interest in the unprocessed natural gas stream.

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While we take physical control at the wellhead and title to the unprocessed natural gas or its components at the various locations as set forth above, the settlement of our producer customer’s retained economic interest does not occur until the commodities have been separated into a marketable form, which is typically at the tailgate of our processing plant. As a result, we remit a processed goods price typically based on a market index to our producer customer for the commodities. Economically, if we were purchasing the commodities in an unprocessed form at the wellhead, the price would be less than the market index for the individual marketable components.

Ms. Jennifer Thompson
December 3, 2015

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In a POP with fee arrangement, we have two separate revenue streams - service revenue we collect from our producer customer (fees) and commodity sales revenue we collect from the sale of processed commodities to a third party. We do not collect any commodity sales revenue from our producer customers as we do not sell any product to them. Our producer customers agree upfront in written contracts, before we take possession or title to any unprocessed natural gas, that they will pay fees to us as we gather and process the gas as part of the compensation for our services. In our disaggregation of revenues presented in the Consolidated Statements of Income, we disaggregate our revenues based on our contracts with two different sets of customers as described above - services revenues from our producer customer and sales revenues from the third parties to whom we sell commodities.

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Many of our POP with fee contracts, where we take title to the unprocessed natural gas stream, have terms that require us to remit 100 percent of the proceeds from the sale of the processed commodities to our producer customer. While commodity sales revenue and cost of sales are stated on a gross basis, since we take title to the product, our compensation under those contracts is solely derived from the fee component of the agreement with the producer customer.

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If a downstream sale of the processed commodities did not occur or the market price for the products was zero, the fee portion of the contract would still be due to us from our producer customer for the gathering and processing services we provide.

•	We believe our presentation of commodity sales and service revenue is aligned with industry practice.
Furthermore, in the Description of the Business beginning on page 8 of the Annual Report on Form 10-K for the year ended December 31, 2014, we note that the Natural Gas Gathering and Processing business provides nondiscretionary services to producers that include gathering and processing of natural gas produced from crude oil and natural gas wells. The economics of our business are based on a services model. However, some of the compensation we receive is related to product sales-such as in a percent of proceeds arrangement. By separately presenting the revenue dependent on commodity prices from those that are based on a fee, we believe we provide enhanced information and transparency for the readers of our consolidated financial statements. The commodity and service components are used by our investors to understand our operating cash flows and sensitivity to commodity prices. We believe the ability for the users of our financial statements to analyze our sensitivity to commodity prices in this way, together with our sensitivity analysis disclosures, provides useful data for accessing commodity price risk.

Ms. Jennifer Thompson
December 3, 2015

In order to more clearly explain the revenue recognition for our various contract types, we propose to enhance the revenue recognition section of our Summary of Significant Accounting Policies footnote in our Annual Report on Form 10-K for the year ending December 31, 2015, with the addition of the following (additions are underlined):
Our reportable segments recognize revenue when services are rendered or product is delivered. The Natural Gas Gathering and Processing segment records revenues when gas is processed in or transported through its facilities. The Natural Gas Liquids segment records revenues based upon contracted services and actual volumes exchanged or stored under service agreements in the period services are provided. Revenues for the Natural Gas Pipelines segment and a portion of the Natural Gas Liquids segment is recognized based upon contracted capacity and contracted volumes transported and stored under service agreements in the period services are provided. We disaggregate revenue on the Consolidated Statements of Operations as follows:

•	Commodity Sales - Commodity sales represent the sale of NGLs, condensate and residue natural gas. The commodities are primarily obtained as compensation for our services.

•	Service Revenue - Service revenue represents the fees generated from the performance of our services listed above.
ONEOK Partners enters into a variety of contract types that provide Commodity Sales and Service Revenue. ONEOK Partners provides services primarily under the following types of contracts:

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Fee-based - Under fee-based arrangements, ONEOK Partners receives a fee or fees for one or more of the following services: gathering, compression, processing, transmission and storage of natural gas, and gathering, transportation, fractionation, exchange and storage of NGLs. The revenue ONEOK Partners earns from these arrangements generally is directly related to the volume of natural gas and NGLs that flow through ONEOK Partners’ systems and facilities, and is not normally directly dependent on commodity prices. However, to the extent a sustained decline in commodity prices results in a decline in volumes, our revenues from these arrangements would be reduced. In addition, many of ONEOK Partners’ arrangements provide for fixed fee, minimum volume or firm demand charges. Fee-based arrangements are reported as Service Revenue on the Consolidated Statements of Operations.

•	Percent-of-proceeds - Under percent-of-proceeds arrangements, ONEOK Partners gathers and processes natural gas on behalf of producers, sells the resulting residue

Ms. Jennifer Thompson
December 3, 2015

natural gas, condensate and NGLs at market prices and remits to producers an agreed-upon percentage of the net proceeds resulting from the sale. The agreed-upon percentage remitted to the producer is reported as Cost of Sales on the Consolidated Statements of Operations. In other cases, instead of remitting cash payments to the producer, ONEOK Partners delivers an agreed-upon percentage of the commodities to the producer (take-in-kind agreements) and sells the volumes ONEOK Partners retains to third parties.
In many cases, ONEOK Partners provides services under contracts that contain a combination of the arrangements described above. When fees are charged (in addition to commodities received) under POP with fee contracts, we record such fees as Service Revenue on the Consolidated Statements of Operations. The terms of ONEOK Partners’ contracts vary based on natural gas quality conditions, the competitive environment when the contracts are signed and customer requirements.
In conclusion, we believe our revenue presentation of “Commodity sales” and “Services” is consistent with the requirement under Rule 5-03(b)(1) to state separately net sales of tangible products and revenues from services. Our presentation is consistent with industry practice and most accurately represents our separate revenue streams, the economics of the contractual relationships with our customers, and provides greater transparency for the commodity price risk (or lack thereof) inherent in our separate revenue streams.

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We further note your statement that the cost of fuel and other costs for gathering, compression, treating, processing, transporting and storing commodities are attributable to a single volume or stream of hydrocarbons. Please tell us if the gas you transport and store in your Natural Gas Pipelines segment’s operations is the same gas from your Gathering and Processing segment which you own and have title to at the time you are transporting or storing it. If our understanding is correct and this is the same hydrocarbon stream, we believe that all of the revenue associated with these arrangements represents sales of tangible products for accounting purposes, and not services, since the services are rendered on products that you own. Please revise your statements of operations to separately present the revenue and related costs of goods sold for these arrangements accordingly. If part of the gas transported and stored in your Natural Gas Pipelines segment’s operations is not owned by you, please explain this matter to us in more detail.

Response: A portion of the natural gas transported in the Natural Gas Pipelines segment is the same natural gas from the Natural Gas Gathering and Processing segment. However, the revenues and expenses associated with these volumes are eliminated in consolidation of our

Ms. Jennifer Thompson
December 3, 2015

statements of operations. For all segments, the intersegment revenues that are eliminated in consolidation are presented in our Segments footnote disclosure, beginning on page 132 of the Annual Report on Form 10-K for the year ended December 31, 2014. The majority of the natural gas transported and stored in the Natural Gas Pipelines segment is not owned by us. We transport and store natural gas for third parties for a fee and do not take title to the natural gas.

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ONEOK Inc. and ONEOK Partners hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 588-7122, if you need clarification or additional information.

Sincerely,

/s/Sheppard F. Miers, III
Sheppard F. Miers, III
Vice President,
Chief Accounting Officer